Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to 18 August 2020

18 August 2020 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation (‘MAR’) and relates to the following Executive Directors and PDMRs being granted awards under the Company's Long Term Performance Plan (‘LTPP’) on 17 August 2020. Each of the LTPP Awards will vest on or after 3 July 2023 and are conditional on continued employment and on the satisfaction of the performance conditions approved by the Remuneration Committee. In addition, as disclosed in the Company's 2019/20 Annual Report and Accounts, the Executive Directors are required to retain the after-tax value of any shares under the LTPP award until the shareholding requirement is met, and in any event for Executive Directors two years after receipt. This award is subject to clawback and malus provisions. For further details of the LTPP, please see the Company's 2019/20 Annual Report and Accounts. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01

b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 213,795 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.17 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Jonathan Butterworth 2 Reason for the notification a) Position/status Managing Director, National Grid Ventures b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 86,988 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.17 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Doyle 2 Reason for the notification a) Position/status Chief Human Resources Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 107,542 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.17 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc

b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 28,713 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.17 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Badar Khan 2 Reason for the notification a) Position/status President, National Grid US b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 38,669 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.17 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive b) Initial notification Initial notification /Amendment

3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 405,217 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.17 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK

b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. c) Price(s) and volume(s) Price(s) Volume(s) Nil 189,452 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.17 f) Place of the transaction Outside of a Trading Venue

14 August 2020 National Grid plc ('National Grid' or 'Company') Publication of Annual Reports and Accounts for Group Companies With Listed Debt The Annual Reports in respect of the following National Grid Group subsidiary companies with listed bonds have been issued to shareholders: National Grid Gas plc National Grid Electricity Transmission plc In accordance with Listing Rule 17.3.1, we confirm that copies of the above Annual Reports have also been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://www.fca.org.uk/markets/primary-markets/regulatory- disclosures/national-storage-mechanism Copies of the above documents are also available electronically on the National Grid website at: www.nationalgrid.com. Megan Barnes Head of Company Secretariat National Grid plc

10 August 2020 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation (‘MAR’) and relates to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.0302 17 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2020.08.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Jonathan Butterworth 2 Reason for the notification a) Position/status Managing Director, National Grid Ventures b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.0302 17 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2020.08.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s)

GBP 9.0302 14 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s)

Price(s) Volume(s) GBP 9.0302 17 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan

c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.0302 17 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.07 f) Place of the transaction London Stock Exchange (XLON)

10 August 2020 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation (‘MAR’) and relates to the acquisition of shares by the following Executive Directors, who are also PDMRs, under the Company’s Long Term Performance Plan (‘LTPP’). These awards relate to the 2017 LTPP and are referred to in the Company's 2019/20 Annual Report and Accounts. The awards were conditional on continued employment with the Company and on the satisfaction of the performance conditions approved by the Remuneration Committee, which (after tax on the gross award) must be retained until the shareholding requirement is met, and in any event for Executive Directors two years after receipt. This award is subject to malus and clawback provisions. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2017 awards. c) Price(s) and volume(s)

Price(s) Volume(s) GBP Nil 11,373 GBP Nil 14,102 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.06 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) awards exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.038274 10,236 GBP 9.038274 12,507 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.06 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Jonathan Butterworth 2 Reason for the notification a) Position/status Managing Director, National Grid Ventures b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2017 awards. c) Price(s) and volume(s) Price(s) Volume(s) GBP Nil 9,775 GBP Nil 12,121 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.06 f) Place of the transaction London Stock Exchange (XLON)

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) awards exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.038274 8,798 GBP 9.038274 10,749 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.06 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc

b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Acquisition of American Depositary Shares (‘ADS’) in respect of the Long Term Performance Plan (‘LTPP’) 2017 award. c) Price(s) and volume(s) Price(s) Volume(s) USD Nil 14,308 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.06 f) Place of the transaction Outside of a Trading Venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Sale of ADS resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) USD 59.3553 11,475 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2020.08.06 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2017 award. c) Price(s) and volume(s) Price(s) Volume(s) GBP Nil 40,777 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2020.08.06 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.038274 36,403 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.06 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Badar Khan 2 Reason for the notification a) Position/status President, National Grid US

b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Acquisition of American Depositary Shares (ADS) in respect of the Long Term Performance Plan (‘LTPP’) 2017 award. c) Price(s) and volume(s) Price(s) Volume(s) USD Nil 16,700 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.06 f) Place of the transaction Outside of a Trading Venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Sale of ADS resulting from Long Term Performance Plan (LTPP) award exercise to cover tax liabilities.

c) Price(s) and volume(s) Price(s) Volume(s) USD 59.3553 11,874 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.06 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01

b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2017 award. c) Price(s) and volume(s) Price(s) Volume(s) GBP Nil 167,772 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.06 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.038274 149,770 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.06 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of shares in respect of the Long Term Performance Plan (‘LTPP’) 2017 award. c) Price(s) and volume(s) Price(s) Volume(s) GBP Nil 78,439 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.06 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Sale of shares resulting from Long Term Performance Plan (‘LTPP’) award exercise to cover tax liabilities. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.038274 70,022 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.06 f) Place of the transaction London Stock Exchange (XLON)

7 August 2020 National Grid plc ('National Grid' or 'Company') Publication of Prospectus The following prospectus has been approved by the Financial Conduct Authority and is available for viewing: Prospectus dated 7 August 2020 (the “Prospectus”) for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme To view the full document, please paste the following URL into the address bar of your browser: [RNS will insert the URL of PDF prospectus] A copy of the Prospectus has been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism For further information, please contact: Kwok Liu +44 (0) 7900 405 729 (m) Deputy Treasurer, Funding & Investment National Grid plc Gemma Stokes +44 (0) 7974 198333 (m) Media Relations National Grid plc DISCLAIMER - INTENDED ADDRESSEES Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein. Your right to access this service is conditional upon complying with the above requirement.

5 August 2020 National Grid plc (‘National Grid’ and ‘Company’) Appointment of new Group General Counsel and Company Secretary National Grid announces that following nearly 25 years at the Company, and 8 years as Group General Counsel and Company Secretary, Alison Kay will be retiring from the Company at the end of this year. The Board is pleased to announce that Justine Campbell has been appointed to succeed Alison as Group General Counsel and Company Secretary, with effect from the beginning of 2021. Justine will also become a member of the Executive Committee. Justine joins from Centrica plc where she has been Group General Counsel and Company Secretary since April 2019. Prior to this, Justine held positions as General Counsel for British Gas and before this as Corporate & External Affairs Director of Vodafone UK, and European General Counsel of Telefonica (O2). Justine has deep legal and regulatory experience in both the energy and telecommunications sectors. CONTACTS Investors: James Flanagan 07970 778952 Jon Clay 07899 928247 Media: Surinder Sian 07812 485153

4 August 2020 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation (‘MAR’) and relates to the National Grid US Employee Stock Purchase Plan (‘ESPP’) monthly purchase on behalf of a PDMR. In accordance with MAR the relevant FCA notification is set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument US 636274409 Identification code b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $50.786565 36.591961 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.08.03 f) Place of the transaction Outside a trading venue

3 August 2020 National Grid plc ('National Grid' or 'Company') Voting Rights and Capital Update National Grid's registered capital as at 31 July 2020 consisted of 3,780,237,016 ordinary shares, of which, 266,055,166 were held as treasury shares; leaving a balance of 3,514,181,850 shares with voting rights. The figure of 3,514,181,850 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Megan Barnes Head of Company Secretariat

29 July 2020 National Grid plc ('National Grid' or 'the Company') Board Committee Changes In accordance with Listing Rule 9.6.11R the Company announces that Mark Williamson will step down as Chair of the Audit Committee, with effect from 10 November 2020. As reported in the 2019/20 Annual Report and Accounts, Liz Hewitt, Independent Non-executive Director of the Company, was identified as the appropriate candidate to succeed Mark Williamson as Chair of the Audit Committee and will step into the role with effect from 10 November 2020. Liz joined the Audit Committee as a member in January 2020; she is a qualified chartered accountant and is an experienced member of and chair of audit committees, including most recently Melrose Industries plc, Novo Nordisk A/S and the House of Lords Commission. Mark Williamson will continue as Senior Independent Director and as a member of the Board, and Nominations and Remuneration Committees. Megan Barnes Head of Company Secretariat